UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dyadic International, Inc.

File No. 0-55264 - CF#36909

Dyadic International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from exhibits to a Form 10 registration filed on January 14, 2019.

Based on representations by Dyadic International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.12	through November 5, 2028
Exhibit 10.13	through November 5, 2028
Exhibit 10.14	through November 5, 2028
Exhibit 10.15	through November 5, 2023
Exhibit 10.16	through November 5, 2028
Exhibit 10.17	through November 5, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary